AES Tietê

2007 JUL 25 P 12:20

São Paulo, May 21th, 2007.

Edifício Brasiliana
Rua Lourenço Marques, 158
04547-100 são Paulo SP

AES Tietê SA
T 55 11 2195 2304
F 55 11 2195 2300

www.aestiete.com.br

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Comission

07025540

SUPPL

Re: AES Tietê S.A. – Exemption 82-04978

Gentleman

We are enclosing, for your knowledge, a copy of the following information which was made public in our country:

- 1st Quarter Press-Release
- Minutes of Board of Directors Meeting held on April 10th, 2007
- Minutes of Board of Directors Meeting held on May 9th, 2007
- Minutes of Board of Directors Meeting held on May 11th, 2007
- Notice to shareholders published on April 9th, 2007
- Notice to shareholders published on April 11th, 2007

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under Securities Exchange Act of 1934.

Sincerely,

Clarice Silva Assis
Investor Relations Director

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

7/27

AES TIETÊ S.A.
CNPJ/MF Nº 02.998.609/0001-27 – NIRE 35.300.170.555
PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

We hereby inform the Shareholders that this Company, by means of decision by its Counsellors, who met at the Shareholders' General Meeting held on April 9 2007 at 4:00 p.m. at its head office at Rua Lourenço Marques, 158, 2nd floor, in the city of São Paulo, São Paulo state, approved the Board of Directors' proposal to pay the Company shareholders dividends amounting to R$ 165,134,118.88 (one hundred and sixty-five million one hundred and thirty-four thousand one hundred and eighteen reais and eighty-eight cents) corresponding to 100% of the net profits obtained by the company in the fourth quarter of 2006. This distribution, added to the intermediate dividends distributed by AES Tietê as advance payment of the 2006 annual results, totals R$ 614,127,744.44 (six hundred and fourteen million one hundred and twenty-seven thousand seven hundred and forty-four reais and forty-four cents) and corresponds to the distribution of 100% of the net profits for the financial year of 2006 ascertained in the Company's Balance Sheet on 31 December 2006. The dividends are exempt from Income Tax Withheld at Source in accordance with article 10 of Law nº 9.249/95.

The record dates for the right to receive the dividend will be **19 April 2007** in Brazil and **24 April 2007** in the United States of America. The ex-dividend date for trading of the shares is therefore **20 April 2007,** both for the São Paulo and New York stock exchanges.

1) Dividends to the value of R$ 1.652859 per lot of 1,000 ordinary shares and R$1.818145 per lot of 1,000 preference shares.

2) The due date for payment will begin on **3 May 2007.**

3) Instructions for payment credit:

   3.1 Shareholders will have their credits made available in accordance with the bank address supplied to Banco Itaú S.A. - the Share Depositary Bank, as from the start due date for distribution of this right.

   3.2 For shareholders whose registration details do not include a CPF/CNPJ (Brazilian Individual/Corporate Taxpayer Registration Number) or indication of the "Bank/Branch number/Current Account number", the dividends will only be credited as from the 3rd working day after updating the details held on electronic file by Banco Itaú S.A., which may be done through any branch of the bank's network or by correspondence to the Company Services Superintendency, Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

   3.3 Shareholders who use custodian trustees will have their dividends paid in accordance with the procedures adopted by the Stock Exchange.

For shareholder services, use one of the Banco Itaú branches listed below or any other branch authorized to provide such services, during banking hours:

São Paulo	Rua Boa Vista, 180 - Basement
Rio de Janeiro	Rua 7 de Setembro, 99 - Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – First floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela Térreo

São Paulo, 9 April 2007.

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Financial and Investor Liaisons Director

AES TIETÊ S.A.
CNPJ/MF N° 02.998.609/0001-27 – NIRE 35.300.170.555
PUBLICLY-HELD COMPANY

NOTICE TO SHAREHOLDERS

We hereby inform the Shareholders that this Company, by means of decision by its Counsellors, who met at the Company's Board of Directors' Meeting held on May 11, 2007 at 11:00 a.m. at its head office at Rua Lourenço Marques, 158, 2nd floor, in the city of São Paulo, São Paulo state, approved the Board of Directors' proposal to pay the Company shareholders dividends amounting to R$ 160,478,515.91 (one hundred and sixty million four hundred and seventy-eight thousand five hundred and fifteen reais and ninety-one cents) corresponding to 100% of the net profits obtained by the company in the first quarter of 2007. The dividends are exempt from Income Tax Withheld at Source in accordance with article 10 of Law n° 9.249/95. The record dates for the right to receive the dividend will be **May 28, 2007** and the ex-dividend date for trading of the shares is therefore **May 29, 2007.**

1) Dividends to the value of R$ 1.606260021 per lot of 1,000 ordinary shares and R$ 1.766886023 per lot of 1,000 preference shares.

2) The due date for payment will begin on **June 6, 2007.**

3) Instructions for payment credit:

3.1 Shareholders will have their credits made available in accordance with the bank address supplied to Banco Itaú S.A. - the Share Depositary Bank, as from the start due date for distribution of this right.

3.2 For shareholders whose registration details do not include a CPF/CNPJ (Brazilian Individual/Corporate Taxpayer Registration Number) or indication of the "Bank/Branch number/Current Account number", the dividends will only be credited as from the 3rd working day after updating the details held on electronic file by Banco Itaú S.A., which may be done through any branch of the bank's network or by correspondence to the Company Services Superintendency, Avenida Engenheiro Armando de Arruda Pereira, 707 – 9th floor - Torre Eudoro Villela – Jabaquara - CEP 04344-902 – São Paulo – SP.

3.3 Shareholders who use custodian trustees will have their dividends paid in accordance with the procedures adopted by the Stock Exchange.

For shareholder services, use one of the Banco Itaú branches listed below or any other branch authorized to provide such services, during banking hours:

São Paulo	Rua Boa Vista, 180 - Basement
Rio de Janeiro	Rua 7 de Setembro, 99 - Basement
Belo Horizonte	Av. João Pinheiro, 195 – Mezzanine
Porto Alegre	Rua 7 de Setembro, 746 – First floor
Curitiba	Rua João Negrão, 65
Salvador	Av. Estados Unidos, 50 – 2nd floor
Brasília	SCS Quadra 3 Ed. Dnª. Angela Térreo

São Paulo, May 11, 2007.

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Chief Financial Officer and Investor Relations Director

AES Tietê

energia que gera desenvolvimento



First Quarter 2007 Results

AES TIETÊ POSTS NET INCOME OF R$ 160.5 MILLION IN 1Q07, WHICH WILL BE TOTALLY DISTRIBUTED AS DIVIDENDS

Commentary by Mr. Britaldo Soares - Chief Financial Officer and Investor Relations Director

AES Tietê posted EBITDA of R$ 287.2 million, 4.9% higher than the first quarter of 2006, and a net income of R$ 160.5 million, which is 5.0% superior to the amount reported in the same period last year. This result strengthens the Company's commitment to continue improving its margins and optimizing the use of resources in order to achieve better returns to the shareholders.

In line with its dividend policy, on May 11th, 2007, the Board of Directors authorized the distribution of 100% of the net earnings obtained in 1Q07, R$ 160.5 million, in dividends.

AES Tietê has been analyzing new opportunities of investment and expansion, aiming at increasing the Company's results. On April, 10th, its wholly-owned subsidiary AES Rio PCH Ltda obtained Aneel's approval to transfer the acquired Licenses to build three small hydropower plants in the state of Rio de Janeiro, with a total installed capacity of 52 MW. The investment is estimated at R$ 225 million.

⇧ Increase of 15.1% in Generated Energy | ⇩ Operating Costs and Expenses shrank by 5.3% | ⇧ EBITDA grew by 4.9% | ⇧ Net income grew by 5.0% | ⇧ Proposed dividends in the amount of R$ 160.5 million

R$ million	1Q07	1Q06	Chg (%)
Gross Revenues	396.2	384.4	3.1%
Net Revenues	359.8	349.2	3.0%
Operat. Expenses	88.8	93.8	-5.3%
EBITDA	287.2	273.7	4.9%
EBITDA Margin %	*79.8%*	*78.4%*	-
Net Income	160.5	152.9	5.0%
Net Margin %	*44.6%*	*43.8%*	-
Shareholders' Equity	635.9	628.3	1.2%
Net Debt	660.8	601.7	9.8%
Ratios	**1Q07**	**1Q06**	**1Q06**
Net income / Equity	25.2%	24.3%	-
Net Debt/ Equity (times)	1.0x	1.0x	-
Net Debt/ EBITDA* (times)	0.6x	0.6x	-
EBITDA/ Financ. Exp. (times)	5.8x	6.0x	-
Operating Data	**1Q07**	**1Q06**	**1Q06**
Generated Energy - GWh	4,092.9	3,556.8	15.1%
Tariff (R$/MWh)	133.87	132.73	4.4%
Capex (R$ million)	10.2	4.8	112.5%
Employees	286	274	0.9%

*last 12 months

São Paulo, May 11, 2007 - AES Tietê S.A. (Bovespa: GETI3 and GETI4; OTC: AESAY and AESYY) today announced its results for the first quarter of 2007. The Company's operating and financial information, except where otherwise specified, is based on the consolidated figures of AES Tietê S.A. and its wholly-owned subsidiary AES Minas PCH Ltda, and stated in thousand *Reais*, pursuant to the BrazilianCorporate Law.

Dividend Yield


2006
12.0%
11.4%
2005
13.2%
13.2%
2004
13.4%
12.3%
Common
Preferred

GETI3: R$70.99 GETI4: R$71.90 (05/10/07)	MARKET CAPITALIZATION: R$ 6,808.1 million	MARKET CAPITALIZATION: US$ 3,367.5 million

CONTACTS:

Clarice Silva Assis - Investor Relations Director **clarice.assis@aes.com** Phone: (5511) 2195-2229

Mª Carolina F. Gonçalves – Investor Relations Analyst **carolina.freitas@aes.com** Phone: (5511) 2195-2030

Patrícia Zuccarelli – Investor Relations Analyst **patricia.zuccarelli@aes.com** Phone: (5511) 2195-2464

http://ri.aestiete.com.br

HIGHLIGHTS IN 1Q07

In 1Q07, AES Tietê generated 4,092.9 GWh, or 15.1% more than the volume produced in 1Q06. The remainder deducted from the assured energy, of 1,281.2 GWh, is channeled first to the Energy Reallocation Mechanism (MRE), and in the case of excess volumes, to the Chamber of Commerce of Electric Energy (CCEE).

The Net Revenue generated in 1Q07 was R$ 359.8 million and 3.0% superior to the amount posted in 1Q06. This improvement is mainly due to a price adjustment granted on the bilateral contract in July 2006. The larger volume of energy sold through the Chamber of Commerce of Electric Energy (CCEE) and the Energy Reallocation Mechanism (MRE) in 1Q07 and the stronger AES Eletropaulo's demand for power also contributed to this increase. See page 05.

Operating costs totaled R$ 88.8 million in 1Q07, down 5.3% from 1Q06, basically due to the negative impact of the recording of extraordinary expenses in the amount of R$ 5.1 million in 1Q06, relative to the change in the methodology used to book the expenses with Research & Development. See page 06.

EBITDA reached R$ 287.2 million in 1Q07, up 4.9% from 1Q06. The EBITDA margin for this period increased by 1.4 percentage point, going from 78.4% in 1Q06 to 79.8% in 1Q07. See page 07.

Net financial result for 1Q07 was an expense of R$ 29.0 million in 1Q07, up 23.9% from 1Q06, mainly due to the impact of a 58.6% increase in the IGP-M rates applied to the periods of comparison. See page 08.

Net income totaled R$ 160.5 million in 1Q07, up 5.0% from the same period in the previous year. See page 08.

SUBSEQUENT EVENTS

On May 3, 2007, AES Tietê paid out R$ 165.1 million worth of dividends from the net income of 4Q06 in the following manner: R$ 1.65 per 1,000 common shares and R$ 1.82 per 1,000 preferred shares. Thus, the Company completed the distribution, in the form of dividends and interest on equity, of 100% of the net income obtained in FY 2006, namely R$ 614.1 million.

On May 11, 2007, the Board of Directors authorized the payment of R$ 160.5 million in dividends, which corresponds to 100% of the net earnings obtained in 1Q07, in the following manner: R$ 1.61 per 1,000 common shares and R$ 1.77 per 1,000 preferred shares. Payment will be effected as of June 6, 2007.

OPERATIONAL ENVIRONMENT

RESERVOIRS

The energy storage levels observed in all the regions of Brazil are comfortable, as shown in the charts that follow. The level of the reservoirs in the Southeast, which is where AES Tietê's reservoirs are located, is moving further and further away from the risk aversion curve plotted by ONS (National System Operator) due to the heavy rainfall in 1Q07. Because of the volume of precipitation, the spot prices (CCEE) for this region slumped in comparison with both 4Q06 and 1Q06. In March 2007, the prices practiced were at R$ 17.59/MWh, versus R$ 58.75/MWh in December 2006, and R$ 28.56/MWh in March 2006.

Stored Energy (%)


Southeast
South
Northeast
North
2004
2005
2006
1Q06
1Q07

Source: ONS (National System Operator) – Mar/07

Risk Aversion Curve – SE


% of Max.Stored Energy
80
60
40
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Risk-averse curve* - 2005
Risk-averse curve* - 2006
2006
2005

Source: ONS (National System Operator) – Dec/06

CCEE Price – Southeast


150
120
90
60
30
-
May/05
Jul/05
Sep/05
Nov/05
Jan/06
Mar/06
May/06
Jul/06
Sep/06
Nov/06
Jan/07
Mar/07

Source: CCEE

Energy Generated – AES Tietê (GWh)


1,500
1,300
1,100
900
700
500
GWh
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2007
2006
Assured Energy*

* *Simple Monthly Average of Assured Energy*

OPERATING PERFORMANCE

MAIN CHARACTERISTICS OF BILATERAL CONTRACT

Term of Contract

Starting in 2006, all of AES Tietê's assured energy is contracted for the long term through a bilateral electric energy purchase and sale contract signed with AES Eletropaulo and approved by ANEEL in 2000. This bilateral contract will be valid until December 2015. On October 30, 2003, AES Tietê and AES Eletropaulo signed an amendment extending its term of effectiveness to June 14, 2028. This amendment was submitted to ANEEL for approval at the time of its signature. On August 24, 2005, ANEEL published a resolution vetoing the amendment under the allegation that it ran counter to the New Model Act, which had been promulgated five months after its submission, i.e. in March 2004. AES Eletropaulo, in order to preserve its rights, brought a lawsuit against ANEEL's decision on October 28 2005, which is now awaiting judgment on merits by a trial court.

Price

The price practiced under the bilateral contract was fixed on the date of its signature in 2000, based on the regulations in effect at the time that the Normative Value (NV) should be used as a price parameter for bilateral contracting. Since then, this price has been adjusted according to IGP-M variations, as specified in contract.

The price practiced under the bilateral contract is adjusted every July by the IGP-M variation accumulated over the previous 12 months. In July 2006, the adjustment rate was 0.9%, raising the price from R$132.73/MWh to R$133.87/MWh.

ENERGY BALANCE

Gross Energy vs. Energy Billed in GWh


Caconde 80.4
2.0%
Euclides 179.9
4.4%
Limoeiro 37.0
0.9%
Agua Vermelha 2,319.5
56.7%
Barra Bonita 203.4
5.0%
Bariri 173.0
4.2%
Ibitinga 227.6
5.6%
Promissão 336.8
8.2%
Nova Avanhandava 524.2
12.8%
Mogi Guaçu 11.1
0.2%
TOTAL 4,092.9
FATURADA 4,092.9
68.4%
Eletropaulo - Bilateral 2,799.6
31.6%
MRE/CCEE* 1,293.3

**Once the energy reserved for the Company's own consumption and the transmission losses have been deducted, the remainder is channeled first to the Energy Reallocation Mechanism (MRE), and then to the Chamber of Commerce of Electric Energy (CCEE).*

ECONOMIC AND FINANCIAL PERFORMANCE

GROSS OPERATING REVENUE

AES Tietê grossed R$ 396.2 million in 1Q07 or 3.1% more in comparison with 1Q06. The main reasons behind this improvement were: **(i)** a 0.9% price adjustment granted in July 2006 for the energy sold under the bilateral contract, which went from R$ 132.73 to R$ 133.87; **(ii)** a 16.7% increase in the revenues obtained from energy marketed through the MRE/CCEE; and **(iii)** the greater volume of energy demanded by AES Eletropaulo, as the annual volume of energy supplied under the bilateral contract is distributed across the months of the year depending on the behavior of demand for energy.

In comparison with 4Q06, gross revenue grew 4.0% primarily attributed to the following: **(i)** the sale of 1,263.5 GWh traded through the MRE/CCEE in 1Q07, while in 4Q06 AES Tietê acquired energy through MRE/CCEE; and **(ii)** the greater volume of energy demanded by AES Eletropaulo.

DEDUCTIONS FROM OPERATING REVENUE

Deductions from revenue, which consist essentially of PIS and COFINS charges, totaled R$ 36.5 million in 1Q07, an increase of 3.4% when compared with the R$ 35.3 million registered in 1Q06. This variation is due to the growth of taxable gross revenue.

In comparison with 4Q06, deductions from revenue climbed 5.8%, basically on account of the following: **(i)** growth of taxable gross income in 1Q07; and **(ii)** the fact that in 4Q06 the energy was acquired at MRE/CCEE (which allows for deductions from the PIS/COFINS contributions), while in 1Q07 no energy was acquired through MRE/CCEE.

In June 2006, ANEEL published Technical Note no. 224/2006-SFF/ANEEL, reaffirming its understanding of the PIS / COFINS taxation rules. As far as the agency sees it, long-term contracts with fixed prices and signed prior to October 2003 are subject to cumulative taxation at 3.65%. Considering that the Company has been paying PIS and COFINS on a non-cumulative basis at 9.25% since November 2004, pursuant to the guidelines issued by the Secretariat of the Federal Tax Office under Normative Instruction no. 468/04, and that ANEEL's understanding may or may not tally with that of the said Secretariat, AES Tietê made a formal inquiry to the latter on November 17, 2006 through Special Appeal no. 390/2006, in order to clarify the disagreements around the taxation rules applicable to its contracts. As the response to the Special Appeal was neither clear nor concise in relation to the question formulated by AES Tietê, the Company decided to file a new inquiry to the Secretariat of the Federal Tax Office on April 9, 2007, docket number 11610002998/2007-08. Furthermore, AES Tietê has established provisions for the reimbursements due to the distributors with whom it had initial contracts in the amount of R$ 15.8 million.

With regard to its bilateral contract with AES Eletropaulo, the Company will continue to pay PIS / COFINS on a non-cumulative basis until a conclusion is reached about the applicable taxation rules. The amount related to the reimbursement owed to AES Eletropaulo with regard to the bilateral contract totals R$ 174.2 million and it has not yet been provisioned.

If the final conclusion be contrary to the position assumed by AES Tietê in November 2004, the measures involving refund and tax credit will be duly claimed at the Secretariat of the Federal Tax Office.

NET OPERATING REVENUE

AES Tietê posted net revenues of R$ 359.8 million in 1Q07, up 3.0% from the amount generated in 1Q06.

In comparison with 4Q06, the net revenue grew by 4.0% mainly on account of the larger volume of energy sold during this period.

OPERATING COSTS AND EXPENSES

R$ thousand	1Q06	4Q06	1Q07	Chg (%) (1Q07 x 4Q06)	Chg (%) (1Q07 x 1Q06)
Personnel	12,288	-712	10,627	N/A	-13.5%
Material	434	1,085	603	-44.4%	38.9%
Outsourced Services	6,828	13,451	5,896	-56.2%	-13.6%
Financ. Comp. for Use of Water Res.	13,394	10,001	15,878	58.8%	18.5%
Power Purchased for Resale	5,600	11,412	7,104	-37.7%	26.9%
Transmission and Connection	18,822	20,399	20,315	-0.4%	7.9%
Depreciation and Amortization	18,372	16,282	16,274	0.0%	-11.4%
Operational Provisions	5,178	4,576	4,114	-10.1%	-20.5%
Other Expenses	12,904	8,229	8,004	-2.7%	-38.0%
Cost of Goods and/or Services Sold	**93,820**	**84,723**	**88,815**	**4.8%**	**-5.3%**

Operating costs totaled R$ 88.8 million in 1Q07, a reduction of R$ 5.0 million in relation to 1Q06. When compared with 4Q06, they grew by R$ 4.1 million. The main alterations that explain such variations were:

Personnel: Payroll expenses shrank by R$ 1.7 million or 13.5% in 1Q07 when compared with the same period in the previous year, due to the recognition of an actuarial loss of R$ 3.3 million in the Private Pension Plan maintained by CESP Foundation, in 1Q06. If this impact is disregarded, the personnel expenses incurred in 1Q06 would amount to R$ 9.0 million and, if compared with the R$ 10.6 million posted in 1Q07, the result would be an increase of 17.6% between these two periods. The reasons behind this growth are: **(i)** a collective salary adjustment of 4.0% recorded in 3Q06; and **(ii)** the expansion of AES Tietê's workforce from 274 employees at the end of 1Q06 to 286 in 1Q07; and **(iii)** the greater provision for profit sharing in 1Q07, due to the change of the accounting criteria as of January 2007, when this provision began to be recorded on a monthly basis, which was not done in the same way in the previous years.

When compared with 4Q06, personnel expenses grew by R$ 11.3 million in 1Q07. This increase is due to the recognition of an actuarial gain of R$ 13.3 million in the Private Pension Plan maintained by CESP Foundation. Posted to 4Q06, the said actuarial gain resulted from a study conducted by independent actuaries. If it is disregarded, the personnel expenses in 4Q06 would total R$ 12.6 million and, as such, they would be 15.6% lower than those incurred in 1Q07. The difference has to do with an allowance of R$ 3.8 million for the profit sharing program, which was recorded in 4Q06.

Third-party services: This cost item totaled R$ 5.9 million in 1Q07, down 13.6% from the same period in the previous year, when AES Tietê spent R$ 1.8 million on the biannual maintenance of the locks, in addition to other recurrent expenses.

In comparison with 4Q06, third-party services shrank by 56.2% in 1Q07 basically on account of certain expenses incurred in 4Q06, namely: **(i)** R$ 4.0 million on projects related to the Rouanet Act; **(ii)** R$ 1.1 million on plant maintenance and automation; **(iii)** R$ 0.9 million on consulting services related to environmental issues; and R$ 0.6 million on consulting services to adjust its internal controls.

Financial compensation for the use of water resources: This cost item increased by 18.5% and 58.8% in relation to 1Q06 and 4Q06, respectively. The difference reflects an adjustment of 3.0% to the Reference Rate (TAR) charged on the use of water resources in January 2007, coupled with variations in the volume of energy produced. In 1Q07, AES Tietê generated 4,092.9 GWh in 1Q07, significantly greater than the Company's average, which led to increases of 15.1% and 54.1% in comparison with the volumes produced in 1Q06 and 4Q06, respectively. The financial compensation for the use of water resources is calculated by multiplying TAR (R$ 57.63 / MWh) by 6.75% of the volume of energy generated.

Energy purchased for resale: a growth of R$ 1.5 million or 26.9% in 1Q07 when compared with 1Q06, due to upper tariffs of energy purchased under the new contracts. Until December 2006, AES Tietê had a bilateral contract to buy 30MW average of energy for resale to Duke Energy at R$ 75.09/MWh, according to the last price in effect. New energy purchase contracts came into effect in

January 2007, namely: **(i)** a contract with Enertrade for the purchase of 4 MW average at R$ 80.47/MWh; and **(ii)** a contract with CPFL for the purchase of 30MW average at R$ 97.76/MWh.

When compared with 4Q06, the expenses with energy purchased for resale fell by 37.7% in 1Q07 because AES Tietê did not engage in any energy purchase through MRE/CCEE during this period.

Transmission and connection: This expense totaled R$ 20.3 million in 1Q07, up 7.9% from the same period in the previous year, due to increased expenses with the transmission system stemming from the growth in the basic grid. In relation to 4Q06, they remained virtually flat. Transmission and connections costs are shared between the power generators and distributors, pursuant to ANEEL Resolution no. 117/2004.

Operating allowances: In 1Q07, operating allowances amounted to R$ 4.1 million, down 20.5% and 10.1% from 1Q06 and 4Q06, respectively. The reduction can be primarily attributed to the fact that only R$ 3.5 million were provisioned in 1Q07 to cover the adjustment of the balance of receivables from energy distributors relative to RTE (Special Price Review) for variations in interest (Selic) rates. The amounts provisioned for the same purpose in 1Q06 and 4Q06 were R$ 5.2 million and R$ 3.6 million, respectively.

Other expenses: a reduction of 38.0% in 1Q07 when compared with 1Q06. This decrease is basically due to the impact of a change in the rules regarding the amount to be set aside for Research & Development (R&D), as well as in the accounting criteria for recording such expenses. The law (i.e. Article 20 of Act no. 9991/2000) determines that the power generating companies whose franchises include provisions requiring investments in R&D programs should, as of January 2006, reserve 1% of their net operating revenue for R&D at each price cycle, instead of the previous quote of 0.25%. For AES Tietê, this cycle runs from October to the month of September of the following year. Therefore, the recording of R&D expenses in 1Q06 considered the amount of R$ 5.1 million when taking into account the application of this new rate to the period between October/2005 and March/2006 which also included an alteration in the accounting criteria from cash to accrual based methodology.

EBITDA

AES Tietê posted EBITDA of R$ 287.2 million in 1Q07, with a margin of 79.8%. The 4.9% growth in relation to the EBITDA reported in 1Q06 is primarily attributed to the following: **(i)** a 0.9% price adjustment granted in July 2006 for all the energy sold under the bilateral contract; **(ii)** the revenues from energy sales through the MRE/CCEE; and **(iii)** the lower operating costs and expenses incurred during this period.

When compared with 4Q06, EBITDA expanded by R$ 9.2 million or 3.3% basically due to an increase of R$ 13.4 million in net operating revenue, and partly affected by an accrual of R$ 4.1 million in the costs and expenses incurred over the period.

EBITDA (R$ million) vs. EBITDA Margin


77%
79%
79%
77%
79%
78%
80%
439
612
777
939
1,097
274
287
2002
2003
2004
2005
2006
1Q06
1Q07
EBITDA
EBITDA Margin

FINANCIAL RESULT

The net financial result for 1Q07 was an expense of R$ 29.0 million, which is 23.9% higher than the expense incurred in 1Q06. When compared with 4Q06, the Company's net financial expense shrank by 16.3%.

R$ thousand	1Q06	4Q06	1Q07	Chg (%) (1Q07 x 4Q06)	Chg (%) (1Q07 x 1Q06)
Financial Income	**22,251**	**19,482**	**20,730**	6.4%	-6.8%
Total Financial Expenses	**(45,651)**	**(54,112)**	**(49,731)**	**-8.1%**	**8.9%**
Financial Expenses	(39,833)	(35,974)	(34,447)	-4.2%	-13.5%
Currency Variation	(5,818)	(18,138)	(15,284)	-15.7%	162.7%
Net Financial Income (Expenses)	**(23,400)**	**(34,630)**	**(29,001)**	**-16.3%**	**23.9%**

	1Q06	4Q06	1Q07	Chg (%) 1Q07 x 4Q06	Chg (%) 1Q07 x 1Q06
FX rate	2.1724	2.1380	2.0504	-4.1%	-5.6%
CDI (Average)	17.22%	13.60%	12.93%	-4.9%	-24.9%
IGP-M	0.70%	1.54%	1.11%	-27.9%	58.6%
LIBOR	4.53%	5.37%	5.36%	-0.2%	18.3%
IPCA	1.44%	1.12%	1.26%	12.5%	-12.5%
IGP-DI	0.21%	1.65%	0.88%	-46.7%	319.0%
TR	0.51%	0.47%	0.48%	2.1%	-5.9%

Financial Income

AES Tietê's cash and cash equivalents totaled R$ 686.5 million as at 03/31/07, 100% pegged to CDI. Financial income decreased by 6.8% in 1Q07 versus 1Q06, going from R$ 22.3 million in 1Q06 to R$ 20.7 million in 1Q07, mainly due to the fact that the average CDI rates declined from 17.2% in 1Q06 to 12.9% in 1Q07.

In comparison with 4Q06, financial income rose by 6.4% because the average balance of temporary cash investments in 1Q07 was higher, namely R$ 796.4 million versus R$ 710.6 million in 4Q06.

Financial Expenses

The Company's total financial expense in 1Q07 was 8.9% superior to the amount incurred in 1Q06. This growth is basically due to an increase of 58.6% in IGP-M rates between these two quarters, as AES Tietê's major debt is a debt assumption contract with Eletrobrás, which pays 10% interest per year plus IGP-M variation.

When compared with 4Q06, the financial expense incurred in 1Q07 was actually 8.1% smaller. This reduction has to do with the impact of the change in the IGP-M – which fell 27.9%.

NET INCOME

Net income in 1Q07 totaled R$ 160.5 million, up 5% from the R$ 152.9 reported in 1Q06. The net margin expanded between these two quarters, going from 43.8% in 1Q06 to 44.6% in 1Q07.

In comparison with 4Q06, net income shrank by 2.8%, slipping from R$ 165.1 million to R$ 160.5 million in 1Q07. The positive impact that the payment of interest on equity relative to 3Q06 earnings and expenses related to the Rouanet Act had on the Income Tax and Social Contribution calculation base in 4Q06 explain the difference in net income between the two quarters under comparison.

INDEBTEDNESS

in R$ million

Amount	Creditor	Maturity	Cost	Collateral
1,339.9	Eletrobras	May, 2013	IGP-M + 10% p.a.	Receivables
11.9	FunCesp III (*)	Sep, 2027	IGP-DI + 6% p.a.	Receivables

(*) The value of the debt assumption contract with CESP Foundation does not contemplate the actuarial gain determined by independent actuaries.

DETAILS

- AES Tietê has no financing contracts with banks. Its major debt is represented by a debt assumption contract with Eletrobrás, which was inherited from the privatization process and matures on May 15, 2013. This contract pays 10% p.a. interest, and its balance is adjusted for inflation by IGP-M. The balance amounted to R$ 1.3 billion as at March 31, 2007.
- The Company has another debt, also a legacy from the privatization process, with CESP Foundation (the legal entity that manages it benefit plans). It is a debt assumption contract used to finance an actuarial deficit related to the Settled Proportionate Supplementary Benefit (BSPS). The term to maturity was extended from 2017 to 2027 on December 22, 2006, but the effect is retroactive to January 2006. The balance of this contract is updated according to the variation of actuarial costs or IGP-DI, plus 6% interest p.a., whichever the greater. At the end of 1Q07, it amounted to R$ 11.9 million.
- Its net debt at the end of this period totaled R$ 660.8 million, down 3.1% from the net debt of R$ 681.9 million registered in 4Q06. This reduction is due to the decline in IGP-M rates, which slid from 1.54% in 4Q06 to 1.11% in 1Q07. The "net debt/EBITDA" ratio remained virtually flat at 0.6x since the end of 2006.

Net Debt (R$ billion) vs. Net Debt / EBITDA



3.2x
2.0x
1.4x
0.7x
0.6x
0.6x
0.6x
1.4
1.3
1.1
0.7
0.7
0.6
0.7
2002
2003
2004
2005
2006
1Q06
1Q07
Net Debt (R$ billion)
Net Debt / EBITDA

CAPITAL EXPENDITURE

The capital investments made in 1Q07 totaled R$ 10.2 million, which is R$ 5.4 million superior to the amount spent in 1Q06. When compared with 4Q06, there was a decrease of 63.2% because Company's capital expenditure program for small hydropower plants (SHPP) was reactivated in the course of 4Q06.

The main capital investments made in 1Q07 were:

Tietê power plants

- Revamping of hydropower plants with special efforts to restore the capacity of Generating Unit #3 of the Bariri Plant, which began in August 2006 – R$ 1.9 million;
- Upgrading of Generating Unit #2 at Promissão, starting in February 2007 – R$ 1.6 million;
- Capacity restoration of voltage regulators for three generating units at the Água Vermelha Plant – R$ 0.6 million;
- Environmental projects, especially reforestation – R$ 1.9 million

Investments in Small Hydropower Plants

- Payment of a contract installment relative to the acquisition of project design copyrights, lands, and consulting services – R$ 2.6 million

On October 23, 2006, AES Tietê signed a Licensing Agreement for the Exploitation of Potential Hydraulic Resources, whose rights of implementation and exploitation were approved by ANEEL on April 10, 2007, through Resolutions 868, 869 and 870.

AES Tietê shall, through its subsidiary AES Rio PCH Ltda., build three small hydropower plants (SHPP) in the State of Rio de Janeiro, with a total installed capacity of 52 MW and average 28.97 MW of assured energy. The total capital expenditure on this project is estimated at R$ 225 million in two years.

Capital Expenditures
1Q07


25.6%
3.1%
1.8%
51.3%
18.3%
Equipment
Environment
Hydroway
IT
PCH

Capex History
(R$ million)


30.5
12.4
21.9
27.5
46.5
4.8
10.2
2002
2003
2004
2005
2006
1Q06
1Q07

EXPANSION REQUIREMENT

AES Tietê's Notice of Privatization determines that the Company should expand the installed capacity of its power generating system ("Expansion Requirement") by at least 15% (approximately 400 MW) within a period of 8 years following the execution of its Franchise in December 1999. However, certain regulatory restrictions that survived the privatization process have prevented the Company from complying with this requirement, particularly the promulgation of Act no. 10.848/2004, which implements the so-called New Model for the Electricity Sector ("New Model").

Therefore, AES Tietê has made efforts to come to an understanding with ANEEL and the São Paulo State Government by providing information and clarifying the reasons why it has been unable to meet the Expansion Requirement, in view of regional restrictions (lack of availability of hydro resources in the State of São Paulo and environmental restrictions) and regulatory restrictions supervening its privatization. The São Paulo State Government and ANEEL are evaluating the following alternatives:
(i) extension of the term for 2 years (beginning after AES Tietê receives the notification on this decision); and
(ii) suspension of the obligation of expansion, once the non-feasibility of its execution has been proven;
Neither ANEEL nor the São Paulo State Government had sent a formal reply to AES Tietê with regard to this issue until the date of this release.

Failure to fulfill the Expansion Requirement may lead to penalties on AES Tietê. Should this be the case, the Company may go to court to safeguard its interests, as the rules and regulations governing the electric sector have changed substantially since the said requirement was laid down, preventing AES Tietê from complying with it.

CONSOLIDATED MANAGERIAL CASH FLOW

CASH FLOW - R$ million	1Q06	2Q06	3Q06	4Q06	1Q07
CASH BALANCE - BEGINNING OF PERIOD	**797.9**	**851.7**	**777.2**	**673.6**	**691.0**
Operating cash flow	269.8	308.4	289.9	279.6	287.9
Investments	(4.5)	(6.3)	(7.7)	(23.6)	(9.7)
Net Financial Expenses	(21.2)	(17.7)	(14.6)	(18.8)	(16.1)
Net Amortizations	(41.4)	(43.7)	(50.1)	(44.8)	(46.4)
Income Tax	(144.7)	(20.2)	(15.9)	(31.7)	(220.1)
Dividends and Interest on Equity	(4.1)	(294.9)	(305.3)	(143.4)	-
FREE CASH FLOW	**53.8**	**(74.4)**	**(103.6)**	**17.4**	**(4.4)**
CASH BALANCE - END OF PERIOD	**851.7**	**777.2**	**673.6**	**691.0**	**686.6**

AES Tietê's managerial cash flow represents the inflows and outflows of net cash. It is a cash management tool that may differ from the standard accounting procedures in certain aspects, such as the recognition of income/loss on an accrual basis. This fact explains the difference between Operating Cash Generation and the Company's EBITDA.

The free cash flow in 1Q07 was negative in R$ 4,4 million, mainly due to the payment of R$ 205 million of Income Tax and Social Contribution relative to FY 2006.

CAPITAL MARKET

AES Tietê's common (GETI3) and preferred (GETI4) shares appreciated 3.2% and 4.3% in 1Q07, respectively, while the São Paulo Stock Exchange Index (Ibovespa) climbed 3.0% over the same period. When the last 12 months are considered, the appreciation was 12.3% for GETI3 and 8.4% for GETI4 versus 20.7% for Ibovespa.

Company stocks were negotiated in 100% of the trading sessions held at Bovespa in 1Q07. The common shares changed hands in 2,386 transactions in 1Q07, involving approximately 3.7 billion shares. The average daily traded volume amounted to R$ 3.7 million, which represents a growth of 184.5% in comparison with the average traded volume registered in 1Q06. With regard to the preferred shares, approximately 5.7 billion of them were traded in 5,554 operations in 1Q07. The average daily traded volume totaled R$ 5.9 million, up 59.8% from the average observed in 1Q06. The Company's market capitalization was R$ 6.1 billion as at March 31, 2007.

AES Tietê vs. Ibovespa vs. IEE – Index (100) – Dec/06


115.00
110.00
105.00
100.00
95.00
90.00
Dec-06
Jan-07
Feb-07
Mar-07
+4.3%
+3.2%
+3.0%
+0.2%
GETI3
GETI4
Ibovespa
IEE

SHAREHOLDING STRUCTURE

Shareholder	Common	%	Preferred	%	Total	%
Cia Brasiliana de Energia	30,471,927,189	61.73%	14,860,520,547	32.34%	45,332,447,736	47.56%
AES Tietê Participações S.A.	4,748,800,905	9.62%	1,258,162	0.00%	4,750,059,067	4.98%
Others (Free Float)	14,144,574,846	28.65%	31,086,291,688	67.66%	45,230,866,534	47.45%
Total	49,365,302,940	100.00%	45,948,070,397	100.00%	95,313,373,337	100.00%

BNDES' stake in Brasiliana: On March 14, 2007, AES Tietê, together with Companhia Brasiliana de Energia (CBE), AES ELPA and AES Eletropaulo, publicly announced that on March 12, 2007, CBE was formally informed by the BNDESPAR that the latter had started to select the financial institution that will coordinate the process of sale of the CBE stock that it held until that date.

AES TIETÊ INVITES YOU TO A:

Conference Call / Webcast

PRESENTATION BY:
Eduardo José Bernini - Chief Executive Officer
Britaldo Pedrosa Soares -Chief Financial Officer and Investor Relations Director

DATE: Monday, May 14, 2007

PORTUGUESE:
Time: 10:00 am (Brasília time)
Connection: (55 11) 4688-6301

ENGLISH:
Time: 11:30 am (BR)/10:30 am (EST)
Connection: USA: (1-800) 860-2442
Other countries: (1-412) 858-4600

CONFERENCE CODE: Eletropaulo and Tietê

The audio content of the conference call will also be available on the Internet, accompanied by a slide presentation. Access via http://ri.tiete.com.br

The statements contained in this release about AES Tietê's business prospects, operating and financial result projections and potential growth are mere forecasts based on the expectations of its Management in relation to its future performance. Such expectations are highly dependent on market behavior, on Brazil's economic situation, and on industry and international market conditions. They are therefore subject to change.

AES Tietê is one of the most efficient electric power generators in Brazil, committed to generating clean, reliable and safe energy. Its generating assets consist of ten hydropower plants located in the central and northeastern regions of the State of São Paulo, with an installed capacity of 2,651 megawatts (MW), which corresponds to 21% of the energy generated in that state, according to the State Secretariat for Energy, Water Resources and Sanitation. In 2006, the Company generated 12,474.6 GWh of energy and recorded Net Revenues of R$ 1.4 billion and EBITDA of R$ 1.1 billion.

ANNEXES - CONSOLIDATED DATA

CONSOLIDATED DATA ASSETS	12.31.2006	03.31.2007
CURRENT ASSETS	**925,133**	**943,956**
CASH / CASH EQUIVALENTS	690,334	686,449
Cash and Banks	366	1,589
Financial investments	689,968	684,860
ACCOUNTS RECEIVABLE	208,106	218,551
Distributors	37,004	38,601
Accounts receivable from related parties	171,102	179,950
INVENTORY	1,169	1,169
OTHERS	25,524	37,787
Taxes and social contribution	4,631	18,134
Taxes recoverable	11,758	11,605
Other credits	6,592	7,520
Pre-paid expenses	2,543	528
LONG TERM ASSETS	**218,432**	**211,350**
Deferred taxes and social contributions	42,562	42,885
Taxes recoverable	137,889	135,103
Distributors	9,889	5,270
Escrow deposits	27,882	27,882
Other credits	210	210
PERMANENT ASSETS	**1,249,380**	**1,243,490**
Investments	2,099	2,099
Property, Plant & Equipment	1,225,093	1,219,312
Deferred Assets	22,188	22,079
TOTAL ASSETS	**2,392,945**	**2,398,796**

LIABILITIES	12.31.2006	03.31.2007
CURRENT LIABILITIES	**676,600**	**551,934**
LOANS AND FINANCING	164,261	168,714
Loans and financing	158,769	163,377
Debt servicing	5,492	5,337
SUPPLIERS	73,584	64,235
TAXES, FEES AND CONTRIBUTIONS	218,718	93,239
DIVIDENDS PAYABLE	166,381	167,559
PROVISIONS	45,534	46,474
Payroll and related charges	1,159	1,176
Estimated liabilities	32,234	34,307
Provision for lawsuits and contigencies	12,141	10,991
OTHERS	8,122	11,713
Liabilities with Fundação CESP	993	580
Consumer charges payable	7,129	11,133
LONG-TERM LIABILITIES	**1,240,926**	**1,210,964**
LOANS AND FINANCING	1,206,974	1,177,997
Liabilities with Fundação CESP	6,396	6,844
Loans and financing	1,200,578	1,171,153
PROVISIONS	33,952	32,967
OTHERS		
SHAREHOLDRES EQUITY	**475,419**	**635,898**
Paid up Capital	207,227	207,227
Capital Reserves	226,746	226,746
Earnings Reserves	41,446	41,446
Accumulated Earnings		160,479
TOTAL LIABILITIES	**2,392,945**	**2,398,796**

CONSOLIDATED					
Income Statement	**1Q06**	**4Q06**	**1Q07**	**Chg %** 1Q07 x 4Q06	**Chg %** 1Q07 x 1Q06
Gross Revenues	**384,420**	**380,868**	**396,213**	4.0%	3.1%
Supply and transmission of energy	383,925	380,750	396,064	4.0%	3.2%
Other revenues	495	118	149	26.3%	-69.9%
DEDUCTIONS FROM GROSS REVENUES	(35,260)	(34,468)	(36,454)	5.8%	3.4%
Net Revenues	**349,160**	**346,400**	**359,759**	**3.9%**	**3.0%**
Cost of Goods and/or Services Sold	**(93,820)**	**(84,723)**	**(88,815)**	4.8%	-5.3%
Personnel	(12,288)	712	(10,627)	N/A	-13.5%
Material	(434)	(1,085)	(603)	-44.4%	38.8%
Third party services	(6,828)	(13,451)	(5,896)	-56.2%	-13.7%
Financial compensation for use of water resources	(13,394)	(10,001)	(15,878)	58.8%	18.5%
Electric power purchased for resale	(24,422)	(31,811)	(27,419)	-13.8%	12.3%
Depreciation and amortization	(18,372)	(16,282)	(16,274)	0.0%	-11.4%
Operating provisions	(5,178)	(4,576)	(4,114)	-10.1%	-20.5%
Other expenses	(12,902)	(8,229)	(8,004)	-2.7%	-38.0%
Gross Profit	**255,340**	**261,677**	**270,944**	**3.5%**	**6.1%**
FINANCIAL	(23,400)	(34,630)	(29,001)	-16.3%	23.9%
Financial Income	22,251	19,482	20,730	6.4%	-6.8%
Financial Expenses	(45,651)	(54,112)	(49,731)	-8.1%	8.9%
Operating Profit	**231,940**	**227,047**	**241,943**	**6.6%**	**4.3%**
NON-OPERATING RESULT	(603)	188	31	-83.5%	-105.1%
Income before Taxes/Participations	**231,337**	**227,235**	**241,974**	**6.5%**	**4.6%**
Provision for I.T. and Social Contribution	(80,431)	(47,682)	(78,763)	65.2%	-2.1%
Deferred Taxes	1,982	(14,419)	(2,732)	-81.1%	-237.8%
Net Income	**152,888**	**165,134**	**160,479**	**-2.8%**	**5.0%**

GLOSSARY

Aneel - Agência Nacional de Energia Elétrica (Brazilian Electric Energy Agency) an autarchy under a special regime, purpose of to regulate and inspect electric energy production, transmission, distribution and trade, safeguarding the quality of services supplied, the isonomic treatment of users and the control of the modesty of tariffs collected from consumers, always preserving the economic and financial feasibility of the agents and industry.

Electric Energy Balance – Body of information about the quantity of electric energy in MWh, detailed according to the amounts available and required by AES Tietê's electric energy market.

CCEE - Private non-profit company acting under Public Authority and regulated and inspected by ANEEL, under its Convention, designed to make electric energy purchases and sales viable between CCEE Agents, restricted to the National Interconnection System (SIN), whose creation was authorized under the terms of Art. 4 of Law 10.848, of March 15, 2004, and Decree no 5.177, of August 12, 2004.

Installed capacity of interconnected systems – Total nominal power of power generating plants and energy importing facilities in each one of the interconnected systems in the North/Northeast and South/Southeast/Midwest regions. The latter case disregards the nominal power of the binational Itaipu complex.

National installed capacity – Total installed capacity of the interconnected system, plus the installed capacity of isolated systems.

Bilateral contract – Legal instrument that formalizes electric energy purchase and sale transactions between CCEE agents, and the purpose of which is to set prices, time frames, as well as the volumes to be supplied at specific time intervals.

Initial contracts – Electric energy purchase and sale contract inherited by the power generating and distribution companies from the privatization process. According to the Electric Sector Act, the initial contracts are to be reduced at a rate of 25% per year starting in 2003.

Cust - Contract for the Use of the Transmission System to be signed by the Unit Supplied and the System National Operator (ONS). The contracting of access to the transmission systems not bound by the Initial Contracts.

EPE – Empresa de Pesquisa Energética (Energy Research Company) – A federal government-owned company subordinated to the Ministry of Mines and Energy, and created by Decree no. 5.184 of August 16, 2004 pursuant to the provisions of Act no. 10.847, dated March 15, 2004.

Megawatt (MW) – Unit of mechanic or electric power generated by thermal flux and radiant flux, and equivalent to one million watts.

MME – Ministry of Mines and Energy

MRE – ***Mecanismo de Realocação de Energia*** – Energy Reallocation Mechanism, i.e. a means to ensure the full use of energy production facilities, resulting in a process of energy transfers among power generating companies.

ONS - Electric System National Operator - A private law corporate entity authorized to carry out coordination and control activities of the electric energy generation and transmission operations, in the interconnected systems.

SHPP (**Small Hydropower Plants**) – Hydroelectric plants whose power is superior to 1,000 kW and equal or inferior to 30,000 kW, with a reservoir area equal or inferior to 3.0 km^2.

RTE - Extraordinary Tariff Reset. Temporary tariff increase authorized by art. 4 of Provisional Measure # 14, of December 21, 2001, converted into Law # 10,438, of 2002.

TUSD - Tariff for the Use of the Distribution System. Created by Aneel and adjusted yearly.

Watt (W) – Unit of mechanic or electric power generated by thermal flux and radiant flux, and equivalent to the transfer of one joule per second or to the energy produced by a one-ampere current through a one-volt potential difference; 1/746 horsepower.

AES TIETÊ S.A.

NIRE: 35.300.170.555
Taxpayer's Number: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON APRIL 10 2007

1. **DATE, TIME, AND PLACE:** Held on April 10 2007 at 9:00 a.m. at the Company's head office at Rua Lourenço Marques, 158, 2nd Floor, in the city of São Paulo, São Paulo state, CEP 04547-100.

2. **ATTENDANCE AND SUMMONS:** The meeting was called under the terms of the Company's articles of association, with the following members of the board of directors present: Eduardo José Bernini, Jeffery Atwood Safford, Vito Joseph Mandilovich, Cyro Vicente Boccuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner and Carlos Augusto Galvani Marchese.

3. **PRESIDING OFFICERS:** President: Eduardo José Bernini, and Secretary: Silvia Maria Ribeiro Lopes.

4. **ORDER OF THE DAY: (a) election of the members of the Company's Board of Executive Directors.**

5. **RESOLUTIONS:** With the Meeting underway, following the discussion of the issue, the members of the Board of Directors made the following resolution:

5.1. In view of the end of the Company's Executive Directors' mandate on April 8 2007, the election of the members of the Board of Executive Directors was unanimously approved as follows: **(i)** Mr. **Eduardo José Bernini**, a Brazilian, married, economist, bearer of RG Identity Card number 6.963.850 (SSP/SP), and Individual Taxpayer Registration number 943.941.648/34, a resident of the city of São Paulo, State of São Paulo, with an office at Rua Lourenço Marques, 158, 14th floor, Vila Olímpia, CEP 04547-100, São Paulo – SP, for the position of Chairman of the Board; **(ii)** Mr. **Vito Joseph Mandilovich,** a Brazilian, married, civil engineer, bearer of RG Identity Card number 5.154.352 (SSP/SP), and Individual Taxpayer Registration number 010.542.458-78, a resident of the city of São Paulo, State of São Paulo, with an office at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia, CEP 04547-100, São Paulo – SP, for the position of Vice-President of the Board; **(iii) Mr. Britaldo Pedrosa Soares,** a Brazilian, married, metallurgical engineer, bearer of RG Identity Card number MG-228266 (SSP/MG), and Individual Taxpayer Registration number 360.634.796-00, a resident of the city of São Paulo, State of São Paulo, with an office at Rua Lourenço

Marques, 158, 4th floor, Vila Olímpia, CEP 04547-100, São Paulo – SP, for the position of Director of Finances and Investor Relations; and **(iv) Mr. Ricardo Antônio Gobbi Lima**, a Brazilian, married, physicist, bearer of RG Identity Card number 8.724.108 (SSP/SP), and Individual Taxpayer Registration number 035.004.138-54, a resident of the city of São Paulo, State of São Paulo, with an office at Rua Lourenço Marques, 158, 4th floor, Vila Olímpia, CEP 04547-100, São Paulo – SP, for the position of general Director, all with the mandate periods of 3 (three) years ending at the Annual General Meeting for deliberations over the financial statements for the financial year of 2009. The Executive Directors hereby elected will take up their offices on the condition that (i) a declaration of non-impediment is presented, in the terms of the applicable legislation; and (ii) they sign the declaration of acceptance of office, transcribed in the appropriate register.

6. CLOSING: With no further matters at hand, the Chairman brought the meeting to a close, with the present minutes being transcribed, read by all present, found to be in accordance and duly signed.

São Paulo, April 10 2007

PRESIDING OFFICERS:

Eduardo José Bernini
President

Silvia Maria Ribeiro Lopes
Secretary

BOARD OF DIRECTORS

Eduardo José Bernini

Jeffery Atwood Safford

Cyro Vicente Boccuzzi

Vito Joseph Mandilovich

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Pedro Roberto Cauvilla

Peter Greiner

Carlos Augusto Galvani Marchese

AES TIETÊ S.A.

NIRE: 35.300.170.555

Taxpayer's Number: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MAY 9, 2007

1. DATE, TIME, AND PLACE: Held on May 9 2007 at 11:00:00 a.m. at the Company's head office at Rua Lourenço Marques, 158, 2nd Floor, in the city of São Paulo, São Paulo state, CEP 04547-100.

2. ATTENDANCE AND SUMMONS: The meeting was called under the terms of the Company's articles of incorporation, with the following members of the board of directors present: Vito Joseph Mandilovich, Britaldo Pedrosa Soares, Jeffery Atwood Safford, Cyro Vicente Boccuzzi, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner and Carlos Augusto Galvani Marchese. Also present Mr. Airton Ribeiro de Matos, representative of the Company.

3. PRESIDING OFFICERS: President, Mr. Vito Joseph Mandilovich and Secretary, Andrea Leandro Silva.

4. ORDER OF THE DAY: (i) aprove the hiring of independent auditors of the Company.

5. RESOLUTIONS: Once the work had been commenced, after the presence quorum was verified and this Meeting initiated, the President submitted the only issue shown in the Order of the Day Information regarding the proposals the Company received for audit service-rendering was presented to the Board of Directors. This presentation was followed by clarifications made by Mr. Airton Ribeiro de Matos, the company representative. The Directors then unanimously approved hiring Ernst & Young Auditores Independentes S.S.

6. CLOSING: With no further matters at hand, the President brought the meeting to a close, with the present minutes being transcribed, read by all present, found to be in accordance and duly signed.

São Paulo, May 9 2007.

PRESIDING OFFICERS:

Vito Joseph Mandilovich President	Andrea Leandro Silva Secretary

BOARD OF DIRECTORS

Vito Joseph Mandilovich	Britaldo Pedrosa Soares
Jeffery Atwood Safford	Cyro Vicente Boccuzzi
Marcelo de Carvalho Lopes	Antonio Carlos de Oliveira
Pedro Roberto Cauvilla	Peter Greiner
Carlos Augusto Galvani Marchese	

AES TIETÊ S.A.

NIRE: 35.300.170.555

Taxpayer's Number: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 11, 2007

1. DATE, TIME, AND PLACE: Held on May 11 2007 at 11 a.m. at the Company's head office at Rua Lourenço Marques, 158, 2nd Floor, in the city of São Paulo, São Paulo state, CEP 04547-100.

2. ATTENDANCE AND SUMMONS: The meeting was called under the terms of the Company's articles of incorporation, with the following members of the board of directors present: Eduardo José Bernini, Britaldo Pedrosa Soares, Jeffery Atwood Safford, Marcelo de Carvalho Lopes, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich and Carlos Augusto Galvani Marchese. Also present: Ricardo Berer, Renato Francisco Martins, Alexandre Porciúncula Gomes Pereira and Roberto Lamb, members of the Company's Audit Committee.

3. PRESIDING OFFICERS: President, Mr. Vito Joseph Mandilovich and Secretary, Andrea Leandro Silva.

4. ORDER OF THE DAY: 1) Consideration of the Company's Quarterly Report, composed of the balance sheet, results sheet and explanatory notes for the first quarter of 2007; and 2) Deliberation on the Board's proposal regarding distribution, as dividends, of the profit calculated based on the Company's balance on Marcy 31 2007. Continuous act, at the request of Mr. Britaldo Pedrosa Soares, Board Member and Directing Vice-President of Investor Relations, the presence of Ms. Alessandra Quagliuolo Marinheiro, Special Projects Director, was requested in order for her to present, for information, the Piabanha Project.

5. RESOLUTIONS: With the Meeting underway, following the discussion of the issue, the members of the Board Of Directors made the following resolution:

5.1 Unanimously approve the Company's Quarterly Information Report (QIR), including the asset balance, result statement, and explanatory notes for the 1st quarter 2007;

5.2 The members of the Board who were present unanimously approved the distribution, as dividends, of the total of R$160,478,515.91 (one hundred sixty million, four hundred sixty eight thousand, five hundred fifteen Reais and ninety one cents), corresponding to 100% of the net profit calculated in the Company's Balance drawn-up on March 31 2007, free of IRRF, pursuant to article 10 of Lei # 9.249/95, as follows: dividend for R$1.606260021 per lot of 1,000 ordinary shares and R$1.766886023 per lot of 1,000 preferred shares. The record date for the right to receive the dividend will be **May 28 2007** and the shares will be traded ("***exdividends***") as of **May 29 2007.** The dividends hereby approved will be credited to the shareholders on June 06 2007.

6. CLOSING: With no further matters at hand, the President brought the meeting to a close, with the present minutes being transcribed, read by all present, found to be in accordance and duly signed.

São Paulo, May 11 2007

PRESIDING OFFICERS:

Eduardo José Bernini President	Andrea Leandro Silva Secretary

BOARD OF DIRECTORS

Eduardo José Bernini	Marcelo de Carvalho Lopes
Jeffery Atwood Safford	Britaldo Pedrosa Soares
Vito Joseph Mandilovich	Pedro Roberto Cauvilla
Peter Greiner	Carlos Augusto Galvani Marchese

Audit committee:

Ricardo Berer	Alexandre Porciúncula Gomes Pereira
Renato Francisco Martins	Roberto Lamb

END